Filed Pursuant to Rule 433
Registration Statement No. 333-283969

ACCELERATED RETURN NOTES® (ARNs®)

ARNs® Linked to the iShares® Silver Trust
Issuer	The Toronto-Dominion Bank (“TD”)
Principal Amount	$10.00 per unit
Term	Approximately fourteen months
Market Measure	The iShares® Silver Trust (Bloomberg symbol: “SLV”)
Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk
Participation Rate	300.00%
Capped Value	[$14.20 to $14.60] per unit, a [42.00% to 46.00%] return over the principal amount, to be determined on the pricing date
Interest Payments	None
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/947263/000114036126037962/ef20082611_424b2.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•
Payments on the notes are subject to the credit risk of TD, and actual or perceived changes in the creditworthiness of TD are expected to affect the value of the notes. If TD becomes unable to meet its financial obligations as they become due, you may lose some or all of your investment.

•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Market Measure or the commodity held by the Market Measure.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•
The initial estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any exists, and such secondary market prices, if any, will likely be less than the public offering price of your notes, may be less than the initial estimated value of your notes and could result in a substantial loss to you.

•
You will have no rights of a holder of the Market Measure or the commodity held by the Market Measure, and you will not be entitled to receive any shares of the Market Measure or the commodity held by the Market Measure.

•	There are liquidity and management risks associated with the Market Measure.
•
The performance of the Market Measure may not correlate with the performance of the commodity held by the Market Measure as well as the net asset value per share of the Market Measure, especially during periods of market volatility when the liquidity and the market price of the shares of the Market Measure and/or the commodity held by the Market Measure may be adversely affected, sometimes materially.

•	If the liquidity of the commodity held by the Market Measure is limited, the value of the Market Measure and, therefore, the return on the notes, would likely be impaired.
•	Suspension or disruptions of market trading in the commodity held by the Market Measure may adversely affect the value of your notes.
•	The price of the Market Measure will be influenced by the price of silver, which may change unpredictably and affect the value of the notes in unforeseeable ways.
•	The Market Measure is concentrated in a single commodity.
•	Changes in the methodology used to calculate the silver spot price or changes in laws or regulations, which affect the price of silver, may affect the value of the notes.
•	The market value of the notes may be affected by price movements in distant-delivery futures contracts associated with the silver spot price.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.
Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-75.00%	$2.50	-75.00%
-50.00%	$5.00	-50.00%
-40.00%	$6.00	-40.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
0.00%	$10.00	0.00%
4.00%	$11.20	12.00%
8.00%	$12.40	24.00%
12.00%	$13.60	36.00%
14.67%	$14.40(1)	44.00%
20.00%	$14.40	44.00%
30.00%	$14.40	44.00%
40.00%	$14.40	44.00%
50.00%	$14.40	44.00%
(1)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

TD has filed a registration statement (including a product supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that TD has filed with the SEC, for more complete information about TD and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.